Fifth Third Securities, Inc.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

Consolidated Statement of Financial Condition, Notes to the Consolidated Financial Statement as of and for the Year Ended December 31, 2018 and Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

SEC File Number 8-02428







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-02428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	OH	45263
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Stratmoen 513-534-3170
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP.
(Name – *if individual, state last, first, middle name*)

250 East 5th Street	Cincinnati	OH	45202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Howard Hammond, Robert Marcus, and Christopher Stratmoen, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Fifth Third Securities, Inc., as of and for the year ended December 31, 2018, are true and correct. We further affirm that neither the Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard Hammond
Senior Vice President, Director of Retail

Robert Marcus
Executive Vice President, Director of Institutional

Christopher Stratmoen
Financial & Operations Principal



DEBORAH L BRYZELAK
Notary Public - Michigan
Oakland County
My Commission Expires Oct 29, 2019
Acting in the County of _Wayne_

Subscribed and sworn to before me
this _14th_ day of _February_ , 2019

Deborah L Bryzelak
Notary Public

* THIS NOTARIZATION IS FOR THE SIGNATURE OF ROBERT MARCUS ONLY!

2/21/19
Notarizing for Howard Hammond & Chris Stratmoen



TAMI A. COX
Notary Public, State of Ohio
My Commission Expires
November 13, 2023

This report contains (check all applicable boxes):

- (x) Report of Independent Registered Public Accounting Firm.
- (x) (a) Facing Page.
- (x) (b) Statement of Financial Condition.
- (x) (c) Statement of Operations.
- (x) (d) Statement of Cash Flow.
- (x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sold Proprietors' Capital.
- (x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (x) Notes to Financial Statements.
- (x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- (x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- (x) (i) Information relating to the possession or control requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ( ) (j) A reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. [not applicable]
- ( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. [not applicable]
- (x) (l) An Oath or Affirmation.
- ( ) (m) Copy of the SIPC Supplemental Report. [filed separately]
- ( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. [not applicable]
- ( ) (o) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of the SEC Rule 15c3-3 (the "Exemption Report") and the Report of Independent Registered Public Accounting Firm Thereon. [filed separately]

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)
TABLE OF CONTENTS

Page

 **Deloitte & Touche LLP**
Suite 1900
250 East Fifth Street
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

Opinion of the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Fifth Third Securities, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2019

We have served as the Company's auditor since 1987.

FIFTH THIRD SECURITIES, INC.

(A Wholly-Owned Subsidiary of Fifth Third Bank)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2018

ASSETS:

Cash and cash equivalents	$	58,055,486
Receivables from clearing broker-dealer		51,235,065
Other receivables		26,441,152
Securities owned, at fair value		499,928,238
Property and equipment - net		468,447
Goodwill		64,791,269
Intangible assets		2,329,645
Deferred income taxes - net		2,623,651
Other assets		2,011,798
Total Assets	$	707,884,751

LIABILITIES:

Accounts payable	$	46,479
Payables to Parent Company		2,400,024
Payables to affiliated companies		537,297
Income tax payable to Parent Company or affiliated companies		4,350,007
Securities sold, not yet purchased		138,036,195
Accrued employee compensation and benefits		22,381,588
Other liabilities		7,126,512
Total Liabilities	$	174,878,102

SHAREHOLDER'S EQUITY:

Capital stock, $100 par value-authorized-17,375 shares,		
issued and outstanding-7,619 shares	$	761,900
Additional paid-in capital		337,886,875
Retained earnings		194,357,874
Total Shareholder's Equity	$	533,006,649
Total Liabilities and Shareholder's Equity	$	707,884,751

Refer to the Notes to Consolidated Financial Statements.

FIFTH THIRD SECURITIES, INC.
(A Wholly-Owned Subsidiary of Fifth Third Bank)
NOTES TO CONSOLIDATED FINANCIAL STATEMENT
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly-owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly-owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business. The financial statements presented reflect the consolidated position of the Corporation, which includes Coker Capital Securities, LLC (the "Subsidiary Company"), a wholly-owned subsidiary of the Corporation.

On February 15, 2018, the Corporation acquired 100% of the Subsidiary Company, a privately-owned company based in Atlanta, Georgia, Charlotte, North Carolina, and New York, New York, which serves the middle market healthcare industry by providing mergers and acquisitions, capital raising, and other strategic advisory services.

In its capacity as a broker-dealer, the Corporation executes principal transactions and agency transactions, and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located throughout the United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through a clearing broker-dealer. For customer accounts carried by the clearing broker-dealer, the clearing broker-dealer maintains and preserves all related books and records customarily kept by a clearing broker-dealer.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable laws or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprised of several classes of services, including both principal and agency transactions, and underwriting and investment banking services. The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Goodwill — Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or bypass this qualitative assessment and proceed directly to Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, Step 2 of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Property and Equipment — Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over estimated useful lives of three to seven years.

Securities Owned, at Fair Value and Securities Sold, Not Yet Purchased — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through February 28, 2019 for the Consolidated Financial Statements to determine if either recognition or disclosure of significant events or transactions is required.

Accounting and Reporting Developments — Standards Adopted in 2018

ASU 2016-16 – Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory
In October 2016, the FASB issued ASU 2016-16 which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Current U.S. GAAP prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The Corporation adopted the amended guidance on January 1, 2018 using a modified retrospective approach. The adoption did not have a material impact on the Consolidated Financial Statements.

ASU 2017-01 – Business Combinations (Topic 805): Clarifying the Definition of a Business
In January 2017, the FASB issued ASU 2017-01 which clarifies the definition of a business in order to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amended guidance provides a screen which states that when substantially all of the fair value of assets acquired (or disposed) is concentrated in a single asset or group of similar assets, then the set of assets and activities would not be considered a business. The Corporation adopted the amended guidance prospectively on January 1, 2018 and will apply this amended guidance to future transactions to determine if they should be accounted for as acquisitions (or disposals) of assets or businesses.

Accounting and Reporting Developments — Standards Issued but Not Yet Adopted

ASU 2016-02 – Leases (Topic 842)
In February 2016, the FASB issued ASU 2016-02 which establishes a new accounting model for leases. The amended guidance requires lessees to record lease liabilities on the lessees' balance sheets along with corresponding right-of-use assets for all leases with terms longer than twelve months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the lessee's statements of income. From a lessor perspective, the accounting model is largely unchanged, except that the amended guidance includes certain targeted improvements to align, where necessary, lessor accounting with the lessee accounting model and the revenue recognition guidance in ASC Topic 606. The amendments also modify disclosure requirements for an entity's lease arrangements. The amended guidance contains certain transition relief provisions that, among other things, permit an entity to elect not to reassess the classification of leases which existed or expired as of the date the amendments are effective.

Subsequent to the issuance of ASU 2016-02, the FASB has issued additional guidance to clarify certain implementation issues and provide transition relief in certain circumstances including ASUs 2018-01 (Land Easement Practical Expedient, issued in January 2018), 2018-10 (Codification Improvements, issued in July 2018), 2018-11 (Targeted Improvements, also issued in July 2018), and 2018-20 (Narrow-Scope Improvements for Lessors, issued in December 2018). These subsequent amendments do not change the core principles in the original ASU, but do provide an additional optional transition method which is to initially apply the amended guidance at the adoption date and record a cumulative-effect adjustment to opening retained earnings without retrospective application to prior comparative periods. Entities not electing to use this optional transition method must apply the amended guidance on a modified retrospective basis to all periods presented. The Corporation adopted the amended guidance on the required effective date of January 1, 2019, and elected the transition relief provisions and the optional transition method to record a cumulative effect adjustment to retained earnings on the adoption date without applying the guidance to prior comparative periods. The adoption did not have a material impact on the Consolidated Financial Statements.

ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement
In August 2018, the FASB issued ASU 2018-13 which modifies the disclosure requirements for fair value measurements. The amendments remove the requirements to disclose the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels and the valuation processes for Level 3 fair value measurements. The amendments also add new disclosure requirements regarding unrealized gains and losses from recurring Level 3 fair value measurements and the significant unobservable inputs used to develop Level 3 fair value measurements. The amended guidance is effective for the Corporation on January 1, 2020 with early adoption permitted. Certain of the amendments are to be applied prospectively while others are to be applied retrospectively. Also, early adoption of the removed and modified disclosure requirements is permitted before adoption of the newly added requirements. The Corporation is in the process of evaluating the impact of the amended guidance on its Consolidated Financial Statements.

ASU 2018-15: Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract
In August 2018, the FASB issued ASU 2018-15 which provides guidance on the accounting for implementation, setup, and other upfront costs incurred by customers in cloud computing arrangements that are accounted for as service contracts. The amendments require that implementation costs be evaluated for capitalization using the framework applicable to costs incurred to develop or obtain internal-use software. Those capitalized costs are to be expensed over the term of the cloud computing

arrangement and presented in the same financial statement line items as the service contract and its associated fees. The amended guidance is effective for the Corporation on January 1, 2020, with early adoption permitted, and may be applied either retrospectively or prospectively. The Corporation is in the process of evaluating the impact of the amended guidance on its Consolidated Financial Statements.

3. **CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS**

The Corporation operates under the provisions of Paragraph (k)(2)(i) and Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of these provisions provide that the Corporation does not carry customer accounts and promptly transmits all customer funds and securities to the issuer, carrier, or the Corporation's clearing broker-dealer.

The Corporation offers a commission rebate program to certain clients and therefore maintains a Rule 15c3-3 bank account. As of December 31, 2018, the balance in this account was $827,154, which exceeded amounts to be rebated to clients of $2,207. The balance is included within cash and cash equivalents in the Consolidated Statement of Financial Condition.

4. **SECURITIES TRANSACTIONS**

Securities owned, at fair value and securities sold, not yet purchased are recorded at fair value, with related changes reflected in the Consolidated Statement of Income for the period. Total securities at December 31, 2018 consist of the following:

	Securities	
	Owned, at fair value	**Sold, not yet purchased**
State and municipal obligations	$ 34,563,816	10,169
Corporate obligations	104,918,131	25,034,327
Money market investments	270,623,924	-
U.S. government, government sponsored agencies, and agency obligations	25,739,135	110,088,258
Commercial paper and certificates of deposit	63,430,672	2,903,441
Stocks	652,560	-
Total securities	$ 499,928,238	138,036,195

Securities transactions are recorded on a trade-date basis.

5. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

The Corporation clears all of its transactions through a clearing broker-dealer on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through a clearing broker-dealer, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker-dealer monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the

Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2018, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased:

Securities owned, at fair value	Fair Value	Percentage of Total Securities
Federated Government Obligations Fund	$ 265,256,898	73%
Total Securities owned, at fair value	$ 265,256,898	73%

Securities sold, not yet purchased	Fair Value	Percentage of Total Securities
United States Treasuries	$ 109,900,584	30%
Total Securities sold, not yet purchased	$ 109,900,584	30%

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2018:

Deferred tax assets:	
Deferred compensation	$ 2,160,479
State deferred taxes	329,914
Deferred income/expense	144,927
Intangible assets	140,484
Reserves	47,714
Other	71,369
Total deferred tax assets	2,894,887
Deferred tax liabilities:	
Prepaid expenses	271,236
Total deferred tax liabilities	271,236
Total net deferred tax asset	$ 2,623,651

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2018. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2018 will ultimately be realized.

Any interest and penalties incurred in connection with income taxes are recorded as a component of income tax expense in the Consolidated Financial Statement.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018, consisted of the following:

Furniture and equipment	$	635,080
Premises		767,801
Software		173,781
Leasehold improvements		177,912
Land		111,650
Property and equipment - gross		1,866,224
Accumulated depreciation		(1,397,777)
Property and equipment - net	$	468,447

8. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2018, the Corporation had goodwill of $64,791,269. The Corporation completed its most recent annual goodwill impairment test as of September 30, 2018 and determined that no impairment existed. Changes in the net carrying amount of goodwill for the year ended December 31, 2018 were as follows:

		Total
Goodwill	$	54,832,715
Accumulated impairment losses		(7,442,362)
Net carrying amount as of December 31, 2017	$	47,390,353
Acquisition activity		17,400,916
Net carrying amount as of December 31, 2018	$	64,791,269

As of December 31, 2018 the Corporation had finite-lived intangible assets of $4,100,000 less accumulated amortization of $1,770,355. Intangible assets include non-compete agreements, trade names, and customer contracts and are amortized on a sum-of-years basis over 5 years and 10 months, 1 year and 10 months, and 1 year and 10 months, respectively. Changes in the net carrying amount of intangible assets for the year ended December 31, 2018 were as follows:

	Non-Compete Agreements	Trade Names	Customer Contracts	Total
Net carrying amount as of December 31, 2017	$ -	-	-	-
Acquisition activity	450,000	300,000	3,350,000	4,100,000
Accumulated amortization	(67,021)	(140,000)	(1,563,334)	(1,770,355)
Net carrying amount as of December 31, 2018	$ 382,979	160,000	1,786,666	2,329,645

9. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

| | Fair Value Measurements Using | | | |
As of December 31, 2018	Level 1[a]	Level 2[a]	Level 3[b]	Total Fair Value
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ -	34,563,816	-	34,563,816
Corporate obligations	-	104,918,131	-	104,918,131
Money market investments	270,623,924	-	-	270,623,924
U.S. government, government sponsored				
agencies and agency obligations	103,727	25,635,408	-	25,739,135
Commercial paper and certificates of deposit	-	63,430,672	-	63,430,672
Stocks	652,560	-	-	652,560
Securities owned, at fair value	271,380,211	228,548,027	-	499,928,238
Derivative Assets				
Futures contracts	5,298	-	-	5,298
To-be-announced transactions	-	30,346	-	30,346
Derivative assets	5,298	30,346	-	35,644
Total assets	$ 271,385,509	228,578,373	-	499,963,882
LIABILITIES:				
Securities sold, not yet purchased				
State and municipal obligations	$ -	10,169	-	10,169
Corporate obligations	-	25,034,327	-	25,034,327
U.S. government, government sponsored				
agencies and agency obligations	109,900,584	187,674	-	110,088,258
Commercial paper and certificates of deposit	-	2,903,441	-	2,903,441
Securities sold, not yet purchased	109,900,584	28,135,611	-	138,036,195
Derivative liabilities				
To-be-announced transactions	-	27,260	-	27,260
Derivative liabilities	-	27,260	-	27,260
Total liabilities	$ 109,900,584	28,162,871	-	138,063,455

(a) During the year ended December 31, 2018, no assets or liabilities were transferred between Level 1 and Level 2 and there were no changes in employed methodologies.
(b) During the year ended December 31, 2018, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments, U.S. government obligations and stocks, which are valued based on market transactions involving identical assets that are actively traded and exchange-traded derivatives valued using quoted prices. Level 1 securities within securities sold, not yet purchased include U.S. government obligations, which are valued based on market transactions involving identical securities that are actively traded.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned, at fair value include: state and municipal obligations valued based on bonds with similar characteristics; corporate obligations valued utilizing an

Option Adjusted Spread model; U.S. government obligations and extended settlement to-be announced ("TBA") derivatives valued utilizing a matrix-based approach and discounted cash flows; and commercial paper and certificates of deposits valued utilizing a matrix-based approach. Level 2 securities with securities sold, not yet purchased include: corporate obligations valued utilizing an Option Adjusted Spread model; commercial paper and certificates of deposits valued utilizing a matrix-based approach; and TBA derivatives valued utilizing a matrix-based approach and discounted cash flows.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2018.

Short-term Financial Assets and Liabilities — The fair values of the receivable from the clearing broker, Parent Company and affiliated companies approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

10. DERIVATIVE FINANCIAL INSTRUMENTS

The corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Instruments the corporation may use include futures contracts and options on futures contracts that are based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. As of December 31, 2018, the Corporation had options on futures contracts with a notional amount of $29,400,000 and a positive fair value of $5,298 recorded in other assets within the Consolidated Statement of Financial Condition.

Additionally, the Corporation may execute agency mortgage-backed, TBA securities transactions that are scheduled to settle beyond the nearest-term settlement date and therefore, are considered derivative contracts under U.S. GAAP. The Corporation facilitates these transactions in order to meet customer needs. As of December 31, 2018, the Corporation had unsettled TBA transactions of this nature with a notional amount of $18,000,000, resulting in a positive fair value of $30,346 and a negative fair value of $27,260 which are recorded in receivable from clearing broker-dealer within the Consolidated Statement of Financial Condition.

Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2018, the Corporation's net capital of $347,777,174 exceeded its required net capital of $250,000 by $347,527,174.

12. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by its clearing broker-dealer for the benefit of its customers. The Corporation is responsible for payment to the clearing broker-dealer for any loss, liability, damage, cost or expense incurred as a result of customers failing to

comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker-dealer as of December 31, 2018 was $12,670,934. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. **RELATED PARTY TRANSACTIONS**

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

The payable to the Parent Company of $2,400,024 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2018, the net payable relates to $2,674,495 in general payables and $556,400 in trade payables, which are decreased by $828,591 in general receivables and $2,280 of trade receivables.

The payable to affiliated companies of $537,297 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from affiliated companies. At December 31, 2018, the net receivable relates to $1,983,179 in general payables, which are reduced by $1,445,882 in general receivables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2018, the payables to the Parent Company or affiliated companies relating to income taxes were $4,350,007.

On November 1, 2018, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $250,000,000. Interest is paid monthly at the target Federal Funds Rate plus 3.375%, which was 5.875% at December 31, 2018. The note is due October 31, 2019 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2018.

On February 12, 2018, the Subsidiary Company entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Subsidiary Company in the principal amount of $10,000,000. Interest is paid monthly at the three month LIBOR Rate plus 0.75%, which was 3.558% at December 31, 2018. The note is due March 31, 2019 and is unsecured. The Subsidiary Company had no outstanding borrowings on this note at December 31, 2018.

On July 11, 2018, the Corporation entered into a Contribution Agreement with the Parent Company. Under the Contribution Agreement, the Parent Company contributed cash in the amount of $21,719,299 to the Corporation.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

As of December 31, 2018, the Corporation had $55,643,518 cash on deposit with the Parent Company.

14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements to be paid in 2019 through 2021.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2018 will not materially impact the Corporation's Consolidated Financial Statements.

The Corporation serves as a remarketing agent for variable rate demand notes ("VRDNs"). The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $480,975,000 of VRDNs as of December 31, 2018. As remarketing agent, FTS is responsible for actively remarketing VRDNs to other investors when they have been tendered. If another investor is not identified, FTS may choose to purchase the VRDNs into inventory at its discretion while it continues to remarket them. If FTS purchases the VRDNs into inventory, it can subsequently tender back the VRDNs to the issuer's trustee with proper advance notice. As of December 31, 2018, the Corporation held $8,635,000 of these securities in its portfolio and classified them as securities owned, at fair value within the Consolidated Statement of Financial Condition.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2018, the Corporation had no outstanding underwriting commitments.

As part of the acquisition of the Subsidiary Company on February 15, 2018, the Corporation agreed to pay the sellers additional compensation if the Subsidiary Company meets certain revenue thresholds annually, as of the acquisition date, through 2023. As of December 31, 2018, the Corporation has a reserve of $1,901,000 for these estimated potential payments. This reserve is recorded in other liabilities within the Consolidated Statement of Financial Condition.

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